Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

October 25, 2019

Re:	Reynolds Consumer Products Inc. Confidential Submission of Amendment No. 2 to the Draft Registration Statement on Form S-1 Submitted October 25, 2019 CIK No. 0001786431

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Haywood,

On behalf of our client, Reynolds Consumer Products Inc., a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to its Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated October 16, 2019 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting Amendment No 2. of the Draft Registration Statement on Form S-1 together with this response letter. Amendment No. 2 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 2 and three marked copies of the Draft Registration Statement showing the changes to Amendment No. 1 submitted on October 2, 2019.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the Staff’s comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the revision addressing the particular comment appears.

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood Office of Manufacturing and Construction Division of Corporate Finance U.S. Securities and Exchange Commission	2	October 25, 2019

DRS/A filed on October 2, 2019

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1.

You indicate that you estimate your transaction price using the most likely method. Please tell us why it is appropriate to apply this method rather than the expected value method given the characteristics of your contracts and the nature of your promotional activities. See ASC 606-10-32-8.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has modified the disclosure in the revenue recognition policy on page F-12 to remove the reference to the most likely amount.

Upon further review of our policies and procedures for estimating variable consideration in our revenue contracts, we have determined that our accounting method meets the objective in ASC 606-10-10-2 for recognizing revenue in the amount to which we expect to be entitled in exchange for the goods we have supplied. In our internal analysis, our estimate is often referred to as the “most likely amount.” However, we did not intend to imply that we have adopted the most likely method, which has a specific definition in ASC 606-10-32-8. In accordance with ASC 606-10-32-8, our estimate reflects the “expected value method”. We have revised our disclosure accordingly.

* * *

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Byron B. Rooney

cc:    Via E-mail

Lance Mitchell, Chief Executive Officer

Michael Graham, Chief Financial Officer

Craig F. Arcella, Esq.

Joseph D. Zavaglia, Esq.